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SEC UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CMT Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 N. Jefferson Street, Suite 102
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Feigel **312-930-9050**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

E.D.

OATH OR AFFIRMATION

I, **Chad Feigel**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CMT Trading LLC** as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CFO
Title

Sworn and subscribed to me on the

27th day of February , 2020

Amanda B. Olson
Notary Public

OFFICIAL SEAL
AMANDA B OLSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/13/21

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CMT TRADING LLC
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CMT Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CMT Trading, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CMT Trading, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CMT Trading, LLC's management. Our responsibility is to express an opinion on CMT Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CMT Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CMT Trading, LLC's auditor since 2014.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2020

CMT TRADING LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	380,573
Due from related parties		4,678
Other current assets		13,455
Fixed assets, at cost, less accumulated depreciation and amortization		139,800
TOTAL ASSETS		538,506
LIABILITIES AND MEMBER'S CAPITAL (NET ASSETS)		
LIABILITIES		
Accrued liabilities		205,417
Due to related parties		11,267
Payable to brokers, dealers and clearing organizations		7,823
TOTAL LIABILITIES		224,507
MEMBER'S CAPITAL (NET ASSET VALUE):		
Member's capital (Net assets)		313,999
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	538,506

See notes to financial statements

CMT TRADING LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2019
(Expressed in U.S. dollars)

1. ORGANIZATION AND BUSINESS PURPOSE

CMT TRADING LLC (**"CMTT"**) was formed in September 2013 as a limited liability company in the state of Delaware and commenced trading operations in March 2014. CMTT trades financial instruments on U.S. exchanges as a registered broker-dealer on its own account and has no clients. In February 2019, CMTT has deregistered as a market maker in all securities and ceased active trading.

CMTT has service contracts in place with CMT US Holdings LLC (**"USH"**), a Delaware limited liability company that was founded in June 1997, and xCelor LLC (**"xCelor"**), a Delaware limited liability company founded in October 2007. USH performs all of CMTT's administrative services including tax, accounting, and record-keeping services. xCelor performs all information technology related functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of CMTT are maintained in accordance with accounting principles generally accepted in the United States of America and are expressed in United States dollars. A summary of the significant accounting policies utilized by CMTT is as follows:

Cash and Cash Equivalents — Cash and cash equivalents include cash held in financial institutions.

Depreciation — Fixed assets are depreciated on a straight-line basis over their estimated useful lives.

Collateralized agreements and financings — Collateralized financing consist of the net cash and/or securities borrowed in the course of trading operations. Securities borrowed facilitate the securities settlement process and require the CMTT to deposit cash or other collateral in order to maintain a solvency agreed upon with the clearing broker.

Due to Broker — Due to broker includes certain amounts that are due to or from the clearing broker for various income or expense items such as interest, brokerage and miscellaneous fees, and cash and foreign currencies held by or borrowed from the clearing broker.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments — Security transactions are accounted for on a trade date basis. CMTT may sell a security it does not own in anticipation of a decline in the fair value of that security (selling short). When CMTT sells a security short, it must borrow the security sold short and deliver it to the broker–dealer through which it made the transaction.

Derivative Financial Instruments — CMTT trades derivative financial instruments, which may include options, futures, forward and swap contracts, all of which are recorded at fair value at the

reporting date. The fair value of derivative financial instruments at the reporting date generally reflects the amount that CMTT would receive or pay to terminate the position at the reporting date. All derivative financial instruments traded by CMTT are exchange traded.

Exchange traded derivative products (futures and options) are recorded at fair value which is based on exchange published closing prices as of the reporting date. Futures contracts are recorded on the trade date. The market value of futures contracts is based upon daily exchange settlement prices.

Valuation — Securities, including securities sold, not yet purchased, are valued at fair value on the last business day of the period as reported by the broker and verified by an independent pricing service at closing prices for securities traded on a principal exchange (U.S. or foreign).

Revenue Recognition — CMTT has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). CMTT considers revenue to be generated when they satisfy a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured. CMTT believes it has satisfied these performance obligations on 2019 recorded and recognized revenue.

3. FAIR VALUE MEASUREMENT

CMTT applies the provisions of the *Fair Value Measurements and Disclosures* Topic of the Financial Accounting Standards Board **("FASB")** Accounting Standards Codification **("ASC")** Topic 820 (**"Topic 820"**). Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Topic 820 establishes a fair value hierarchy based on the observability of market prices used to measure fair value. Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Topic 820 provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily determinable fair value and enhances the disclosures concerning these investments. Investment assets and liabilities reported at fair value are classified in one of the following categories:

Level 1. The values for securities classified as Level 1 are based on unadjusted quoted prices for identical securities in an active market. Since valuations are based on quoted prices that are readily-accessible at the measurement date, valuation for these securities does not entail a significant degree of judgment.

Level 2. The values for securities classified as Level 2 are based on quoted prices in non-active markets for which all significant inputs are observable either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3. The values for securities categorized as Level 3 are based on prices or valuation techniques that require inputs that are both significant to the fair value and unobservable. These inputs reflect CMTT's own assumptions about the assumptions a market participant would use in pricing the security. Little if any market activity exists for Level 3 securities.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value.

In February 2019, CMTT deregistered as a market maker in all securities and ceased active trading and therefore at December 31, 2019, CMTT had no portfolio investments or liability derivatives to report.

4. CAPITAL REQUIREMENTS AND TRANSACTIONS

CMTT is subject to United States Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The rule requires that a market making firm maintain minimum capital of $1,500 for all stocks trading under $5 per share and $2,500 for all stocks over $5 per share for which the company is making markets. At December 31, 2019, CMTT had no securities positions (long or short) and therefore is required to maintain the minimum net capital requirement of $100,000. CMTT's net capital of $156,066 at December 31, 2019 was above the minimum requirement.

The only member in CMTT is CMT Equity Holdings LLC (**"CMTEH"**). New Members may be admitted only with the written consent of the CMTEH and membership is not currently offered. CMTEH contributes capital to CMTT from time to time in connection with payment of fund expenses, funding investment opportunities, and maintenance of CMTT's regulatory minimum net capital requirement.

CMTEH is permitted to take redemptions from CMTT only to the extent the redemption exceeds the capital contributed in the previous twelve months, unless with the prior written approval of the NYSE ARCA (the "Exchange"). New capital contributions may not be withdrawn within twelve months, and no unsecured loan or advance may be made by CMTT to CMTEH or any employee of the CMTT due to required compliance with the Exchange rules and regulations as well as the SEC.

5. CONCENTRATIONS OF CREDIT RISK

CMTT utilizes a clearing broker for its trading. Margin requirements are satisfied by cash on deposit with the clearing broker in the trading accounts. In the event that the clearing broker becomes insolvent, recovery of segregated funds may be limited to a pro rata share of all customer-segregated funds available from the clearing broker. In such an instance, CMTT could incur losses to the extent that the recovered amount is less than the total cash and securities deposited by CMTT with the clearing broker. Such risk, however, is mitigated by the obligation of the financial institution to comply with U.S. Rules and regulations governing brokers and dealers.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments traded by CMTT include futures contracts whose values are based upon underlying assets and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. All derivatives traded by CMTT are exchange-traded. Exchange-traded derivatives are standardized and include futures and certain option contracts.

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. CMTT uses derivative financial instruments in the normal course of its business to take trading positions and to manage exposure to loss due to interest rate, exchange rate and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with CMTT's other trading activities. CMTT manages the risks associated with derivatives along with its activities in cash instruments within CMTT's overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related

underlying assets are traded. CMTT manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract, including the ability for brokers to deliver cash balances or securities or clear transaction on CMTT's behalf. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. CMTT reviews the credit quality of counterparties prior to entering into transactions with counterparties and regularly monitors credit exposure when there is a net asset position with that counterparty.

Derivative instruments are marked to market at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition as futures contracts, at fair value, prior to the exchange of the related cash flows. Included in the statement of operations for the year ended December 31, 2019 are realized gains and losses associated with derivative financial instruments.

7. SIGNIFICANT AGREEMENTS AND AFFILIATED TRANSACTIONS

Agreements are in place between CMTT and the related entities, USH and xCelor. These entities are under common control as they are owned primarily by the same members as CMTEH.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - LEASES

On February 25, 2016, the Financial Accounting Standards Board released *ASU2016-02 Leases*, and several amendments (collectively "ASU2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. CMTT is not party to any lease agreements. CMTT accounts for its rent and occupancy obligations through an expense sharing and management agreement with an affiliate. As such, this new accounting pronouncement is not applicable to CMTT.

9. SUBSEQUENT EVENTS

CMTT has evaluated subsequent events through February 27, 2020, which is the date the financial statements were available to be issued. CMTT has deregistered as a market maker in all securities and ceased active trading as of this report date. No additional events have occurred from the date of the financial statements to February 27, 2020, which would require adjustments to or disclosure in the accompanying financial statements.

* * * * * *

CMT TRADING, LLC
(A Delaware Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2019

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CMT Trading, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CMT Trading, LLC (the "Company") identified that it may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) The Company stated that the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions that the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2020

CMT Trading LLC
156 North Jefferson Street
Suite 102
Chicago, IL 60661
Phone: (312) 930-9050

2019 Exemption Report

CMT Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

CMT Trading LLC

I, Chad Feigel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO

Date: February 27, 2020